

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Ireneusz Antoni Nawrot, President
Indigo International, Corp.
68A Nowe Tloki Street
Wolsztyn, Poland, 64-200

> RE: **Indigo International, Corp.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-171423**

Dear Mr. Nawrot:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

1. We reissue comment one from our letter dated February 17, 2011. We note your have removed the number of shares of common stock outstanding and the holders of record. Please add back the disclosure in this section and on page 17, regarding the amount of common stock currently outstanding. Lastly, please add back the disclosure on page 17 of the number of holders of record, as required by Item 201(b) of Regulation S-K.

Financial Statements

General

2. Please revise your registration statement to include a currently dated consent from your independent registered public accounting firm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, staff accountant at (202) 551-3341 or David Walz, accounting reviewer at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director

cc: via fax to Faiyaz Dean, Esq.
   (206) 493-2777